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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Flow-Through Private Placement

PR05-05

Vancouver, BC – May 31, 2005:  David Caulfield, President and CEO of Rimfire Minerals Corporation reports that the Company has arranged a non-brokered flow-through private placement consisting of 400,000 shares at a price of $1.25 per share, for a total of $500,000.

The Company will pay a finders fee of 7% of the gross proceeds in connection with the placement, payable in cash or shares at the option of the finder. Securities issued on closing of the placement will be subject to a hold period. The placement is subject to regulatory acceptance. The proceeds of this private placement will be used to advance existing projects in British Columbia.

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in western North America. Rimfire now includes four gold producers as active partners, including the world’s three largest. Currently, Rimfire is partnered with AngloGold (USA) Exploration Inc., Barrick Gold Corporation, Newmont Mining Company, Northgate Minerals Corporation, Cangold Limited and Serengeti Resources Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

May 31, 2005

Item 3

Press Release:

Date of Issue

Place of Issue

May 31, 2005

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

The Northern Miner, CCN Mathews

Item 4

Summary of Material Change:

Rimfire Minerals Corporation reports that the Company has arranged a non-brokered flow-through private placement consisting of 400,000 shares at a price of $1.25 per share, for a total of $500,000.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation reports that the Company has arranged a non-brokered flow-through private placement consisting of 400,000 shares at a price of $1.25 per share, for a total of $500,000. The Company will pay a finders fee of 7% of the gross proceeds in connection with the placement, payable in cash or shares at the option of the finder. Securities issued on closing of the placement will be subject to a hold period. The placement is subject to regulatory acceptance. The proceeds of this private placement will be used to advance existing projects in British Columbia.

Item 6

Reliance on Section 85(2) of the Act:

Not Applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Dorothy G. Miller, Chief Financial Officer 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of June, 2005.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Form53-901F

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

 June 1, 2005